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Notice of Annual and Special Meeting
of Shareholders
Friday, April 30, 2010

Management Proxy Circular

AGNICO-EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 30, 2010
Time:	11:00 a.m. (Toronto time)
Place:	Vanity Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico-Eagle for the year ended December 31, 2009 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of, and if deemed advisable, the passing of an ordinary resolution approving an amendment to Agnico-Eagle's Stock Option Plan;
	5.	Consideration of, and if deemed advisable, the passing of a special resolution approving an amendment to Agnico-Eagle's Articles of Amalgamation; and
	6.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 22, 2010

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

 MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular is provided in connection with the solicitation by the management of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") of proxies for the use at its Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as of March 22, 2010 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of Agnico-Eagle Mines Limited is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  election of directors (page 4);

  •
  appointment of Ernst & Young LLP as the Company's auditors (page 9);

  •
  amending Agnico-Eagle's Stock Option Plan (the "Stock Option Plan") (page 10);

  •
  amending Agnico-Eagle's Articles of Amalgamation (the "Articles of Amalgamation") (page 10); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2009 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on March 22, 2010, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 22, 2010 there were 156,714,381 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. To the knowledge of the directors and senior officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Stock Option Plan;

  (iv)
  for the proposed amendment to the Articles of Amalgamation; and

  (v)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Agnico-Eagle's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with the proxy from your intermediary. To vote in person at the meeting, follow the instructions set out on the form of proxy, appoint yourself a proxyholder and return the form of proxy to the Depositary. Do not otherwise complete the proxy or voting instruction form sent to you as you will be voting at the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within that minimum and maximum. The number of directors to be elected is twelve as determined by the Board of Directors by resolution passed on June 17, 2008. The names of the proposed nominees for election as directors are listed below. Each director will hold office until the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated.

        The Board of Directors has determined that it would be advisable to amend the Company's articles to increase the maximum number of directors to fifteen. At the meeting, shareholders will be asked to consider a special resolution to approve such amendment to the Company's articles, as well as to permit the Board of Directors to set the number of directors to be elected within the range as set out in the Company's articles. If the resolution is approved, the maximum number of directors of the Company will be fifteen.

        Effective as of February 21, 2007, the Board of Directors discontinued the mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual Board of Directors, committee and individual director evaluations, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of Agnico-Eagle unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares, options to purchase common shares ("Options") under the Stock Option Plan (as described below) and warrants to purchase common shares ("Warrants") as of March 22, 2010. The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options or Warrants.

Nominee	Committee Memberships	Share Holdings

Dr. Leanne M. Baker, 57, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and US Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the NYSE Arca and the Toronto Stock Exchange (the "TSX")).	Chair of the Compensation Committee and Member of the Audit Committee	4,000 common shares 65,120 Options 250 Warrants
Area of expertise: Corporate Finance and Mineral Economics

Douglas R. Beaumont, P.Eng., 77, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997.	Chair of the Corporate Governance Committee and Member of the Compensation Committee	14,167 common shares 77,620 Options
Area of expertise: Mining and Metallurgy

Sean Boyd, CA, 51, of Toronto, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also a director and member of the Audit Committee of the World Gold Council and a member of the Board of Governors and Chairman of the Audit Committee of St. Francis Xavier University.		100,820 common shares 890,000 Options 8,000 Warrants
Area of expertise: Executive Management, Finance

Nominee	Committee Memberships	Share Holdings

Clifford J. Davis, P. Eng., 67, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran, and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. and of the boards of directors of New Gold Inc., TVX Gold Inc., Rio Narcea Gold Mines Ltd. and Tiberon Minerals Ltd. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). Mr. Davis has been a director of Agnico-Eagle since June 17, 2008.	Member of the Compensation Committee and of the Health, Safety and Environment Committee	2,900 common shares 17,320 Options 800 Warrants
Area of expertise: Mining

David Garofalo, CA, ICD.D, 44, of Richmond Hill, Ontario, is the Senior Vice-President, Finance and Chief Financial Officer and a director of Agnico-Eagle. Mr. Garofalo has been with Agnico-Eagle since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo serves on the board of directors and Audit and Corporate Governance Committees of Stornoway Diamond Corporation and the board of directors and Audit Committee of Malbex Resources Inc. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He has been a director of Agnico-Eagle since June 17, 2008.		26,191 common shares 325,000 Options 1,500 Warrants
Area of expertise: Executive Management, Finance

Bernard Kraft, CA, 79, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director of Canadian Shield Resources Inc. (a mining exploration company traded on the TSX Venture Exchange), St. Andrews Goldfields Limited (a mining exploration company listed on the TSX) and API Technologies Corp (a leading defence subcontractor in North America listed on the Bulletin Board).	Member of the Audit Committee and of the Corporate Governance Committee	12,656 common shares 33,870 Options
Area of expertise: Audit and Accounting

Nominee	Committee Memberships	Share Holdings

Mel Leiderman, CA, TEP, ICD.D, 57, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003.	Chair of the Audit Committee and Member of the Compensation Committee	4,000 common shares 53,120 Options
Area of expertise: Audit and Accounting

James D. Nasso, ICD.D, 76, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986.	Member of the Audit Committee, the Health, Safety and Environment Committee and the Corporate Governance Committee	18,189 common shares 101,995 Options
Area of expertise: Management and Business Strategy

J. Merfyn Roberts, CA, 60, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. He sits on the boards of directors of several resource companies, including Eastern Platinum Limited and Rambler Metals and Mining plc. Mr. Roberts is a graduate of Liverpool University, UK (B.Sc., Geology) and Oxford University, UK (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. He has been a director of Agnico-Eagle since June 17, 2008.	Member of the Audit Committee and the Corporate Governance Committee	5,500 common shares 17,320 Options 500 Warrants
Area of expertise: Investment Management

Eberhard Scherkus, P. Eng., 58, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, Vice-President, Operations from 1996 to 1998, as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996 and as a project manager from 1985 to 1986. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. Mr. Scherkus has been a director of Agnico-Eagle since January 17, 2005.	Member of the Health, Safety and Environment Committee	59,743 common shares 550,000 Options 5,000 Warrants
Area of expertise: Executive Management, Mining

Nominee	Committee Memberships	Share Holdings

Howard R. Stockford, P.Eng., 68, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive. From 1989 until his retirement at the end of 2004, he was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company that was traded on the TSX. He was a director of Aur from 1984 until August 2007, when Aur was taken over by Teck Cominco Limited. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director of Nuinsco Resources Limited and Victory Nickel Inc.	Chairman of the Health, Safety and Environment Committee and Member of the Compensation Committee	5,568 common shares 62,620 Options
Area of expertise: Mining

Pertti Voutilainen, M.Sc., M.Eng., 68, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005.	Member of the Health, Safety and Environment Committee and of the Corporate Governance Committee	11,500 common shares 70,120 Options
Area of expertise: Mining and Finance

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as Agnico-Eagle's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as Agnico-Eagle's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became Agnico-Eagle's auditors in 1983. Fees paid to Ernst & Young LLP for 2009 and 2008 are set out below.

	Year ended December 31, 2009	Year ended December 31, 2008
	($ thousands)	($ thousands)
Audit fees	1,715	1,815
Audit related fees	18	35
Tax consulting fees	233	721
All other fees	64	70

Total	2,050	2,641

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2009. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2009 have been mailed to Agnico-Eagle shareholders with this Circular.

Amendment to Stock Option Plan

        The Company's Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the Company's common shares. Details on the Stock Option Plan can be found on page 17 of this Circular.

        Currently, the Company has reserved 19,000,000 common shares for issuance under the Stock Option Plan. As at March 22, 2010, 17,595,080 options have been granted under the Stock Option Plan leaving 1,406,920 options available for future grants representing 11.23% and 0.90%, respectively, of the 156,714,381 common shares issued and outstanding as of March 22, 2010. The Compensation Committee considers the Stock Option Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business. The need to attract and retain skilled employees will be particularly important during the next few years as the Company continues to optimize and expand its multi-mine platform. Accordingly, the Compensation Committee is recommending to increase the number of common shares reserved for issuance under the Stock Option Plan by 3,000,000 shares from 19,000,000 common shares to 22,000,000 common shares representing 1.91%, 12.12% and 14.04%, respectively, of the 156,714,381 common shares issued and outstanding as of March 22, 2010.

        The Board of Directors has also determined that it would be advisable to amend the Stock Option Plan to limit the number of options and other equity-based compensation arrangements that can be granted to insiders of the Company at any time or exercised by insiders of the Company within any one year period to 10% of the common shares issued and outstanding.

        The Board of Directors has also determined that it would be advisable to amend the Stock Option Plan to extend the termination date of granted options in the event of the death of an option holder to 12 months, from the current six months.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve the above amendments to the Stock Option Plan. If the resolution is approved, the number of common shares available for future option grants will be 4,406,920, the number of options and other equity-based compensation arrangements that can be granted to insiders at any time or exercised by insiders within any one year period will be limited to 10% of the common shares issued and outstanding and the termination date of granted options will be extended to 12 months in the event of the death of an option holder.

        As at March 22, 2010, 8,395,645 options granted under the Stock Option Plan were unexercised. The unexercised options together with the shares available for future grants would leave 9,802,565 common shares reserved for issuance under the Stock Option Plan. This amount will represent 6.26% of the 156,714,381 common shares issued and outstanding as of March 22, 2010. In addition, if the resolution is approved, the unexercised options together with the common shares available for future grants would leave 12,802,565 common shares reserved for issuance under the Stock Option Plan, representing 8.17% of the 156,714,381 common shares issued and outstanding as of March 22, 2010. A copy of the Stock Option Plan which has been amended and restated to reflect the proposed amendment is attached to this Circular as Appendix C.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares for the proposed amendment to the Stock Option Plan.

Amendment to Articles of Amalgamation

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. The Board of Directors has determined that it would be advisable to amend the Articles of Amalgamation to increase the maximum number of directors to fifteen.

        At the meeting, shareholders will be asked to consider a special resolution (attached to this Circular as Appendix D) to approve the above amendment to the Company's Articles of Amalgamation, as well as to permit the Board of Directors to set the number of directors to be elected within the range as set out in the Articles of Amalgamation. If the resolution is approved, the maximum number of directors of the Company will be fifteen.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Compensation Discussion & Analysis

Compensation Program Philosophy

        The officers of Agnico-Eagle have a significant influence on corporate performance and creating shareholder value. With this in mind, Agnico-Eagle's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow Agnico-Eagle's business;

  •
  provide a strong incentive to achieve Agnico-Eagle's goals; and

  •
  ensure that interests of management and Agnico-Eagle's shareholders are aligned.

Elements of Compensation

        The compensation paid to Agnico-Eagle's officers has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation in the form of options and participation in the Employee Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer for each officer other than the Vice-Chairman and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on compensation of Agnico-Eagle's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation. The Compensation Committee did not retain an executive compensation consultant to provide it with recommendations in 2009.

        The Company's total compensation plans are designed to drive long-term increases in shareholder value. To get the right plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company's total compensation plans are designed to ensure that the plan does not result in behavior that is inconsistent with the goals and objectives of the Company.

Industry Positioning and Competitive Environment

        Agnico-Eagle is continuing to experience rapid growth in production, reserves, operations, number of employees and the international scope of its business. The Company believes it has one of the highest rates of production growth in the gold industry among major producing companies. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company has worked strategically over the last several years, upgrading its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality senior management team which works together to create value for its shareholders.

        With the recent growth of the gold industry, the competition for high quality executive talent has intensified. The Company competes for executive talent primarily with other Canadian gold mining companies.

In response the Company has strived to and needs to continue to create an environment where employees want to work and take on increasing responsibility.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on the growth strategy. In this regard the compensation policy aims to target the 75th percentile of base salary paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as Agnico-Eagle.

Base Salary

        To retain a competent, strong and effective executive management group, Agnico-Eagle's salaries must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the officers' individual responsibilities, experience, performance and contribution toward enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while ensuring that the interests of management and the Company's shareholders are aligned.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size to Agnico-Eagle. In its internal survey, Agnico-Eagle reviewed the 2009 management proxy circulars of eight mining companies, including Barrick Gold Corporation, Centerra Gold Inc., Goldcorp Inc., Inmet Mining Corporation, Kinross Gold Corporation, Newmont Mining Corporation, Teck Cominco Limited and Yamana Gold Inc. Information in these proxy statements reflects actual compensation paid in 2008.

        All of the companies in the survey were listed on a U.S. stock exchange like Agnico-Eagle. On the basis of market capitalization, Agnico-Eagle would rank fifth of the nine companies surveyed. Therefore the Company believes this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to Agnico-Eagle.

        The external survey used was the PricewaterhouseCoopers LLP 2009 "Mining Industry Salary Survey — Corporate Report" (the "PwC Survey"). The PwC Survey reflected the remuneration of 129 North American mining companies and, in the Canadian portion of the survey, 71 mining companies as at January 1, 2009. Of these companies, only a minority had New York Stock Exchange ("NYSE") listings and fewer than 12 were larger than Agnico-Eagle as measured by market capitalization. The Canadian portion of the survey also failed to include key peers such as Newmont Mining Corporation, Gold Fields Limited and AngloGold Ashanti Limited. In addition, several of the international issuers that Agnico-Eagle considers its peers were not included. For these reasons, Agnico-Eagle does not consider the organizations that participated in the PwC Survey to be an appropriate peer group. Accordingly, the PwC Survey was used only to provide a context for overall trends and to verify that the results of the internally generated survey are consistent with Canadian industry standards. The PwC Survey did not factor significantly into compensation determination.

        The information collected in the various surveys were consolidated to test and validate the 75th percentile position for 2010, and adapted to reflect the compensation of the executive officers of Agnico-Eagle.

        On December 16, 2009, the Board of Directors determined, upon the recommendation of the Compensation Committee, to increase the base salary of the executive management group based on the market information collected. This information demonstrated that the current base salaries of Agnico-Eagle's executive management group had fallen below its target range, based on the 75th percentile base salary target, and below a wider sample of the mining industry. This was partly due to a wage freeze in 2009 implemented because of the uncertain conditions in the financial markets at the time (three officers received salary increases due to promotions) while the majority of the gold mining industry granted increases in base salaries for their respective executive management groups. The majority of the recommended base salary increases were between 17% and 19%. For a few key individuals the increase was to recognize exceptional performance and the need to bring salaries closer to the industry comparables as identified upon completion of the surveys described above.

Annual Incentive Compensation

        Annual incentive compensation for Agnico-Eagle's senior officers is based on two factors, namely, Agnico-Eagle's performance and the senior officers' contribution to that performance, weighted 25% and 75%, respectively. The 25% component is a corporate component based on the Company's goals. The evaluation of Agnico-Eagle's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. The 75% component is a subjective component based on individual goals established at the beginning of the year for each executive and linked to the achievement of the Company's goals. Agnico-Eagle's incentive compensation policy provides for targets for annual incentive compensation as a percentage of base salary of 100% for the Vice-Chairman and Chief Executive Officer, 75% for the President and Chief Operating Officer and 50%, ranging up to 60% in exceptional cases, for Senior Vice-Presidents. These targets are then multiplied by a performance factor (ranging from 0 to 1.5) to arrive at a final bonus as a percentage of salary.

        For the purposes of the 2009 short-term incentive compensation calculation, it was determined that the component tied to the performance of the Company would be 64% of the base entitlement. This result reflected the performance at the corporate level based on results with respect to the accomplishment of the following short-term operational targets: the positive safety performance; the solid operating performance at the LaRonde and Goldex Mines in terms of cash flow generation, which was driven by strong ore throughput and metal recoveries and containment of costs per tonne at both operations; the advancement of the growth strategy through the commencement of commercial production at the Lapa, Kittila and Pinos Altos Mines; and the progress at the LaRonde Mine extension and Meadowbank Mine, which were both on track to be commissioned as scheduled.

        The performance factor, together with the targets, create a limit (the "maximum permissible bonus") on the annual incentive compensation as a percentage of base salary to 150% of base salary for the Vice-Chairman and Chief Executive Officer, 112.5% of base salary for the President and Chief Operating Officer and a range limit of 75% to 90% of base salary for Senior Vice-Presidents. The following formula demonstrates how bonuses are calculated:

((Corporate Component × 25%) + (Individual Component × 75%))
× Target Percentage × Performance Factor
=
Bonus as a Percentage of Salary

        As discussed above, for 2009, based on the level of completion of the Company's goals established for the year and the performance of the executive officers compared to the level of performance surveyed for short-term compensation of the comparator groups, the Compensation Committee rated Agnico-Eagle's performance at 64% or 16% of the possible 25% for the corporate component.

        The remaining 75% of the bonus for each of the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (together with the Vice-Chairman and Chief Executive Officer, the "Named Executive Officers"), other than the Vice-Chairman and Chief Executive Officer (who is assessed by the Chairman of the Board of Directors), was determined by the individual performance of such officer as assessed by the Chairman of the Board of Directors and the Vice-Chairman and Chief Executive Officer with reference to the achievements noted above, as applicable to each Named Executive Officer, and ultimately determined by the Compensation Committee. In line with the individual and corporate results for 2009, it was determined, based on the achievement of the respective annual personal objectives, that the entitlement tied to corporate performance for the Named Executive Officers for 2009 would vary amongst the Named Executive Officers from a low of 70% to a high of 75% of the targeted amount with an average entitlement of 73%. Globally, this reflects, among other things, the strong operating performance at the LaRonde and Goldex Mines, the attainment of the Company's safety performance objectives, the control of total cash costs per ounce of gold, the continuing strong position to minimize dilution to the existing shareholders and increase earnings per share and the overall individual efforts to achieve the annual goals of the company and to meet the financial targets.

        All of the recommended entitlements are consistent with the short-term incentive policy and, in turn, the Company's compensation policy.

Options

        Options tie officers' compensation to increases in the value of the Company's common shares, and therefore provide an incentive to enhance shareholder value over the long term. Grants of options are based on three factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within Agnico-Eagle; and

  •
  the number and exercise price of options previously issued to the employee.

        Long-term incentives for officers and key employees are provided through options granted under the Stock Option Plan and are not subject to any performance goals or similar conditions.

        Long-term incentives are an integral part of the compensation strategy of Agnico-Eagle. The internal compensation survey, described above, compares the number of options issued to Agnico-Eagle's executive officers relative to the companies surveyed. A further basis of comparison is the number of options held as a percentage of shares outstanding. Based on these findings, the Company believes that the options issued to the executives of Agnico-Eagle are generally in line with industry averages. Currently, the maximum option grant per year permitted under the terms of the Stock Option Plan is 2% of shares outstanding, or approximately 3.1 million options. Absent other circumstances, the Compensation Committee's policy is to recommend to award options that vest evenly over a period of three to five years in order to maximize the incentive value and to enhance the Company's ability to retain key individuals.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of options to be granted to officers and directors of the Company in mid-December. Individual option grants are generally based on an assessment of subjective factors, including the individual's performance, the individual's level of responsibility with Agnico-Eagle, the number and exercise price of options previously issued to the employee and the Company's past practices. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves the grant of the options on the first trading day in January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Compensation Committee's policy provides for the granting of options that vest over a number of years to achieve the objective of aligning management's long-term interests with that of shareholders and to retain key management responsible for executing the Company's operation plan and building a multi-mine gold company by advancing the Company's projects in Canada, Mexico and Finland.

Share Ownership

        In order to align the interests of Agnico-Eagle and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its Employee Share Purchase Plan. Details of this plan can be found on page 20 of this Circular. The Company has also adopted a policy that the Chief Executive Officer is required to own the equivalent of at least two years of his base salary in common shares of Agnico-Eagle. Mr. Boyd, the current Chief Executive Officer of the Company, meets this share ownership value requirement. A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision. The Company does not have stock ownership requirements for any other Named Executive Officer.

        All of the Company's officers own common shares of Agnico-Eagle. The following table summarizes each officer's holdings as at March 22, 2010:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	100,820
Eberhard Scherkus, Director, President and Chief Operating Officer	59,743
David Garofalo, Director, Senior Vice-President, Finance and Chief Financial Officer	26,191
Donald G. Allan, Senior Vice-President, Corporate Development	8,021
Alain Blackburn, Senior Vice-President, Exploration	2,834
Tim Haldane, Senior Vice-President, Latin America	3,460
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	8,241
Daniel Racine, Senior Vice-President, Operations	10,829
Jean Robitaille, Senior Vice-President, Technical Services	17,404
Picklu Datta, Vice-President, Controller	724
Patrice Gilbert, Vice-President, Human Resources	1,758
Paul-Henri Girard, Vice-President, Canada	3,008
Louise Grondin, Vice-President, Environment and Sustainable Development	2,599
Ingmar Haga, Vice-President, Europe	4,398
Marc Legault, Vice-President, Project Development	4,683
Claudio Mancuso, Vice-President, Treasurer	295
David Smith, Vice-President, Investor Relations	8,370

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2004 with the cumulative total return for each of the S&P/TSX Composite Index and the NYSE Arca Gold BUGS Index over the five-year period ended December 31, 2009 (in each case, assuming reinvestment of dividends). The table below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2004, would be worth in each of the five years following the initial investment.

Agnico-Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and NYSE Arca Gold BUGS Indices

Note:

(1)
Assumes reinvestment of dividends of $0.04 per common share paid in 2005, $0.035 paid in 2006, $0.12 paid in 2007 and $0.18 paid in each of 2008 and 2009.

        The share price of Agnico-Eagle has outperformed the S&P/TSX Composite Index and NYSE Arca Gold BUGS Index during the five-year period ended December 31, 2009. The compensation of the Named Executive Officers has generally mirrored this performance, with share price performance outpacing compensation increases in all but two years.

        The following table sets out the performance of the Company's common shares, the S&P/TSX Composite Index and the NYSE Arca Gold BUGS Index as well as the change in the average compensation of the Named Executive Officers for the time period indicated:

Year	Agnico-Eagle Common Shares (%)	S&P/TSX Composite Index (%)	NYSE Arca Gold Bugs Index (%)	Named Executive Officer(1) Compensation(2) (%)
2004 to 2005	39	22	29	12
2005 to 2006	109	15	22	46
2006 to 2007	13	7	21	15
2007 to 2008	15	-35	-26	-20
2008 to 2009	-9	31	42	24

(1)
The Named Executive Officers include Messrs. Boyd, Scherkus, Garofalo and Blackburn for each year. Mr. Allan is included for years 2004 and 2005, Mr. Laing is included for years 2006 through 2008 and Mr. Racine is included for 2009.

(2)
For purposes of this table, compensation includes base salary, bonus and all other compensation.

Compensation of Officers

        The officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Daniel Racine, Senior Vice-President, Operations

  •
  Jean Robitaille, Senior Vice-President, Technical Services

  •
  Picklu Datta, Vice-President, Controller

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Paul-Henri Girard, Vice-President, Canada

  •
  Louise Grondin, Vice-President, Environment and Sustainable Development

  •
  Ingmar Haga, Vice-President, Europe

  •
  Marc Legault, Vice-President, Project Development

  •
  Claudio Mancuso, Vice-President, Treasurer

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2009 for the Named Executive Officers of Agnico-Eagle measured by total compensation earned during the fiscal years ended December 31, 2008 and 2009.

Summary Compensation Table — Agnico-Eagle Mines Limited

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(1)	Annual Incentive Plans(2)	Long-Term Incentive Plans	Pension Value		All Other Compensation(2)	Total Compensation(3)
		($)	($)	($)	($)	($)	($)		($)	($)
Sean Boyd	2009	925,000	39,000	6,147,500	1,175,000	n/a	794,877		21,264	9,102,641
Vice-Chairman and	2008	925,000	39,000	3,312,000	740,000	n/a	186,500	(4)	21,265	5,058,265
Chief Executive Officer
Eberhard Scherkus	2009	660,000	33,000	4,303,250	596,000	n/a	203,100		21,944	5,817,294
President and	2008	660,000	30,000	2,070,000	372,000	n/a	123,200	(4)	21,945	3,174,945
Chief Operating Officer
David Garofalo	2009	410,000	nil	2,459,000	314,000	n/a	89,274		23,944	3,296,218
Senior Vice-President,	2008	410,000	nil	1,242,000	167,000	n/a	77,700	(4)	23,945	1,945,595
Finance and
Chief Financial Officer
Alain Blackburn	2009	340,000	15,600	2,459,000	260,000	n/a	70,050		23,444	3,168,094
Senior Vice-President,	2008	340,000	15,500	1,242,000	135,000	n/a	67,500	(4)	22,591	1,839,891
Exploration
Daniel Racine	2009	340,000	17,000	1,844,250	175,000	n/a	57,202		24,444	2,457,896
Senior Vice President,	2008	330,000	14,500	748,100	119,000	n/a	68,850		23,192	1,303,642
Operations

(1)
The value of option-based awards, being $24.59 (2008 — $16.56) per option, was determined using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Key assumptions used were: (i) the exercise price which is the closing price for the common shares of the Company on the TSX on the day prior to the date of grant, which was $62.77 (2008 — $54.42); (ii) the risk free interest rate, which was 1.3% (2008 — 3.70%); (iii) current time to expiration of the option which was assumed to be 2.5 years; (iv) the volatility for the common shares of the Company on the TSX, which was 64% (2008 — 44.37%); and (iv) the dividend yield for the common shares of the Company, which was 0.42% (2008 — 0.22%).

(2)
Consists of premiums paid for term life insurance, automobile allowances and education and fitness benefits for the Named Executive Officers.

(3)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2009 the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate") was C$1.00 equals US$0.9555.

(4)
Disclosure of pension value in the summary compensation table of the 2008 Management Proxy Circular overstated the pension amounts for Messrs. Garofalo and Blackburn and understated the amounts for Messrs. Boyd and Scherkus. These amounts have been corrected.

Stock Option Plan

        Under the Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant. The value of options granted to non-executive directors participating in the Stock Option Plan is limited to $100,000 per year.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any option expire later than five years after the option was granted).

        The Company has proposed certain changes to the Stock Option Plan affecting the number of options and other equity-based compensation arrangements that can be granted to insiders of the Company at any time or exercised by insiders of the Company within any one year period and the termination of options granted under the Stock Option Plan upon the death of the option holder. See "Section 2: Business of the Meeting — Amendments to Stock Option Plan".

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority including amendments of a "housekeeping" nature, amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan, any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date, the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, to extend the term of an option held by an insider, to increase any limit on grants of options to insiders of the Company, to change the participation limits in any given year for non-executive directors, to decrease the prices at which options can be exercised or to amend the amending provisions of the Stock Option Plan can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an option, such option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert an option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2009, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 9,802,565 common shares (comprised of 8,395,645 common shares relating to options issued but unexercised and 1,406,920 common shares relating to options available to be issued), being 6.26% of the Company's 156,714,381 common shares issued and outstanding as at March 22, 2010.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2009

Name	Options-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)	($)	($)
Sean Boyd	1,726,250	n/a	1,175,000
Eberhard Scherkus	510,188	n/a	596,000
David Garofalo	323,813	n/a	314,000
Alain Blackburn	323,813	n/a	260,000
Daniel Racine	748,100	n/a	175,000

        The following table sets out the outstanding option awards of the Named Executive Officers as at December 31, 2009.

Outstanding Incentive Plan Awards Table

					Share-Based Awards
						Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
					Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	($)		($)	(#)	($)
Sean Boyd	40,000	23.02	1/3/2011	1,356,000	nil	nil
	100,000	48.09	1/2/2012	883,000
	200,000	54.42	1/2/2013	500,000
	250,000	62.77	1/2/2014	nil
Eberhard Scherkus	75,000	48.09	1/2/2012	662,250	nil	nil
	125,000	54.42	1/2/2013	312,500
	175,000	62.77	1/2/2014	nil
David Garofalo	50,000	48.09	1/2/2012	441,500	nil	nil
	75,000	54.42	1/2/2013	187,500
	100,000	62.77	1/2/2014	nil
Alain Blackburn	22,500	48.09	1/2/2012	198,675	nil	nil
	75,000	54.42	1/2/2013	187,500
	100,000	62.77	1/2/2014	nil
Daniel Racine	3,000	15.96	10/26/10	122,880	nil	nil
	30,000	23.02	1/3/2011	1,017,000
	40,000	48.09	1/2/2012	353,200
	35,000	39.18	5/8/2012	620,900
	50,000	54.42	1/2/2013	125,000
	10,000	66.74	6/26/2013	nil
	75,000	62.77	1/2/2014	nil

(1)
Based on a closing price of the Company's shares on the TSX of $56.92 on December 31, 2009. On December 31, 2009 the Noon Buying Rate was C$1.00 equals US$0.9555.

        The following table shows, as at December 31, 2009, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	5,707,940	$53.85	4,155,750
Equity compensation plans not approved by shareholders	Nil	Nil	Nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues common shares which have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, Agnico-Eagle has, as of March 22, 2010, reserved 2,740,504 common shares for issuance under the Employee Share Purchase Plan.

Pension Plan Benefits

        Two individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's basic defined contribution pension plan (the "Basic Plan"). The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd and Mr. Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement and with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and Mr. Scherkus and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plans Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	24	663,331	924,991	2,979,205	794,877	212,389	3,986,471
Eberhard Scherkus	24	325,235	361,881	2,616,889	203,010	283,551	3,103,450

(1)
As at December 31, 2009

        The Basic Plan provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes 15% of the pensionable earnings (including salary and short-term bonus) of each designated executive (at the level of Vice-President or above) to the Basic Plan. Previously, 5% of pensionable earnings was contributed under the Basic Plan, with the balance contributed under the Supplemental Plan (discussed below) to reach 15%. Currently, 15% is contributed under the Basic Plan, up to the maximum governmental allowance, and the balance required to reach 15% of pensionable earnings is contributed under the Supplemental Plan. The Company's contributions, together with the participant's contributions, cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of the participant's employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted the Supplemental Defined Contribution Plan (the "Supplemental Plan") for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's pensionable earnings for the year (including salary and short-term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement or (b) a lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The following tables set forth summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2009.

Defined Contributions Table — Basic Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	272,813	nil	72,664	345,477
Eberhard Scherkus	294,606	nil	28,652	323,258
David Garofalo	147,933	nil	51,958	199,891
Alain Blackburn	160,142	nil	72,141	232,283
Daniel Racine	121,142	nil	24,355	145,497

Defined Contributions Table — Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(1)	nil	nil	nil	nil
Eberhard Scherkus(1)	nil	nil	nil	nil
David Garofalo	65,550	89,274	nil	154,824
Alain Blackburn	50,250	70,050	nil	120,300
Daniel Racine	47,850	57,202	nil	105,052

(1)
Messrs. Boyd and Scherkus do not participate in the Supplemental Plan.

        In 2008 the Compensation Committee retained Mercer (Canada) Limited to provide consulting services on the Company's executive and director compensation and to provide support for the implementation of (i) the Supplemental Plan and (ii) Agnico-Eagle's restricted share unit program for Agnico-Eagle's staff worldwide.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all of its executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years but not including options) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2009, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows: Mr. Boyd — $4,814,410; Mr. Scherkus — $2,969,860; Mr. Garofalo — $1,957,610; Mr. Blackburn — $1,627,360; and Mr. Racine — $1,471,735.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, and Mr. Garofalo, who is a director and the Senior Vice-President, Finance and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The tables below summarize the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2009.

Compensation during the period between January 1, 2009 and June 30, 2009(1)
Annual Board retainer (base)	$55,000
Additional Annual retainer for Chairman of the Board	$70,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairpersons of other Board Committees	$10,000
Board/Committee meeting attendance fee	$1,500
(C$2,500 maximum per day, if more than one meeting)

(1)
Retainers prorated for six months.

        Director compensation was reviewed and adjusted in July 2009 as set out in the table below.

Compensation during the period between July 1, 2009 and December 31, 2009(1)
Annual Board retainer (base)	$115,000
Additional Annual retainer for Chairman of the Board	$125,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairpersons of other Board Committees	$10,000
Meeting attendance fees were eliminated

(1)
Retainers prorated for six months.

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in common shares of Agnico-Eagle. Having regard to the amended director compensation structure, directors have a period of three years to achieve this ownership level through open market purchases. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director and are subject to an annual limit of the lesser of: (a) 1% of the common shares outstanding at any point in time; and (b) an annual equity award value per director of $100,000.

        The table below sets out the number and the value of common shares held by each director of the Company as of March 22, 2010 based on the closing price of the common shares of $58.50 on the TSX on such day.

	Aggregate common shares owned by directors and aggregate value thereof as of March 22, 2010
Name	Aggregate Common Shares	Aggregate Value of Common Shares ($)
Leanne M. Baker	4,000	234,000
Douglas R. Beaumont	14,167	828,770
Sean Boyd	100,820	5,897,970
Clifford J. Davis	2,900	169,650
David Garofalo	26,191	1,532,174
Bernard Kraft	12,656	740,376
Mel Leiderman	4,000	234,000
James D. Nasso	18,189	1,064,057
John Merfyn Roberts	5,500	321,750
Eberhard Scherkus	59,743	3,494,966
Howard Stockford	5,568	325,728
Pertti Voutilainen	11,500	672,750

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, for the Company's most recently completed financial year.

Director Compensation and Table

Name	Fees Earned	Share-Based Awards	Option-Based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	113,500	n/a	98,360	n/a	n/a	n/a	211,860
Douglas R. Beaumont	114,500	n/a	98,360	n/a	n/a	n/a	212,860
Clifford J. Davis	103,500	n/a	98,360	n/a	n/a	n/a	201,860
Bernard Kraft	103,500	n/a	98,360	n/a	n/a	n/a	201,860
Mel Leiderman	125,000	n/a	98,360	n/a	n/a	n/a	223,360
James D. Nasso	202,000	n/a	98,360	n/a	n/a	n/a	300,360
John Merfyn Roberts	103,500	n/a	98,360	n/a	n/a	n/a	201,860
Howard Stockford	114,500	n/a	98,360	n/a	n/a	n/a	212,860
Pertti Voutilainen	103,500	n/a	98,360	n/a	n/a	n/a	201,860

(1)
For a discussion of the key assumptions underlying the value of the option-based awards see Note 1 to the "Summary Compensation Table".

(2)
Option-based awards given to non-executive directors will be limited to the lesser of: (a) 1% of the outstanding shares at any given point in time; and (b) an annual equity award value of $100,000.

(3)
Presented in Canadian dollars. On December 31, 2009 the Noon Buying Rate was C$1.00 equals US$0.9555.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2009

Name	Options-Based Awards — Value Vested During the Year		Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)		($)	($)
Leanne M. Baker	60,688	(1)	n/a	n/a
Douglas R. Beaumont	378,988		n/a	n/a
Clifford J. Davis	53,208		n/a	n/a
Bernard Kraft	378,988		n/a	n/a
Mel Leiderman	157,013		n/a	n/a
James D. Nasso	377,794		n/a	n/a
John Merfyn Roberts	53,208		n/a	n/a
Howard Stockford	157,013		n/a	n/a
Pertti Voutilainen	157,013		n/a	n/a

(1)
Value of Dr. Baker's awards are in United States dollars.

        The following table sets out the outstanding option awards of the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, as at December 31, 2009.

Outstanding Incentive Plan Awards Table

							Share-Based Awards
								Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
							Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	($)			($)		(#)	($)
Leanne M. Baker	25,000	41.24	(2)	1/2/2012	319,000	(2)	nil	nil
	35,000	54.63	(2)	1/2/2013	nil
	4,000	51.33	(2)	1/2/2014	10,680	(2)
Douglas R. Beaumont	7,000	10.40		1/5/2010	325,640		nil	nil
	7,500	23.02		1/3/2011	254,250
	25,000	48.09		1/2/2012	220,750
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
Clifford J. Davis	7,200	33.26		11/3/2013	170,352		nil	nil
	4,000	62.77		1/2/2014	nil
Bernard Kraft	7,500	10.40		1/5/2010	348,900		nil	nil
	6,250	48.09		1/2/2012	55,188
	17,500	54.42		1/2/2013	43,750
	4,000	62.77		1/2/2014	nil
Mel Leiderman	8,000	48.09		1/2/2012	70,640		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
James D. Nasso	1,875	23.02		1/3/2011	63,563		nil	nil
	25,000	48.09		1/2/2012	220,750
	65,000	54.42		1/2/2013	162,500
	4,000	62.77		1/2/2014	nil
John Merfyn Roberts	7,200	33.26		11/3/2013	170,352		nil	nil
	4,000	62.77		1/2/2014	nil
Howard Stockford	17,500	48.09		1/2/2012	154,525		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
Pertti Voutilainen	25,000	48.09		1/2/2012	220,750		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil

(1)
Based on a closing price of the Company's shares on the TSX of $56.92 on December 31, 2009.

(2)
Value is United States dollars and based on a closing price of the Company's shares on the NYSE of US$54.00 on December 31, 2009.

        In 2009, shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors, formalizing a practice that had been adopted in April 2008 at the time of certain undertakings given to RiskMetrics Group. During the year ended December 31, 2009, Agnico-Eagle issued a total of 3,330 common shares to the following executive directors under its Employee Share Purchase Plan as follows:

•	Mr. Boyd	1,805
•	Mr. Scherkus	1,525

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board of Directors.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board of Directors committee meetings held in 2009.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	7 of 7	10 of 10
Douglas R. Beaumont	7 of 7	9 of 9
Sean Boyd	7 of 7	N/A
Clifford J. Davis	7 of 7	9 of 9
David Garofalo	7 of 7	N/A
Bernard Kraft	7 of 7	9 of 9
Mel Leiderman	7 of 7	10 of 10
James D. Nasso	7 of 7	13 of 13
John Merfyn Roberts	7 of 7	9 of 9
Eberhard Scherkus	7 of 7	N/A
Howard Stockford	7 of 7	9 of 9
Pertti Voutilainen	7 of 7	8 of 8

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Regulators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2009 to December 31, 2010 is $899,053. The policies provide coverage of up to $100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Company ($1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2009, which includes the Company's financial information;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2009; and

  •
  this Management Proxy Circular.

        Alternatively, these documents may be viewed at the Company's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Proxy Circular.

March 22, 2010

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

 APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that nine of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Messrs. Boyd, Scherkus and Garofalo, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Messrs. Boyd, Scherkus and Garofalo are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees and option grants. Messrs. Boyd, Scherkus and Garofalo are considered related because they are officers of the Company. All directors, other than Messrs. Boyd, Scherkus and Garofalo, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board regularly meets independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2009, the Board met without management at each Board meeting, being seven separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2009, can be found on pages 5 to 8 and 26 of this information circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Technical Services report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnico-eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico- Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and

the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 3: Compensation and Other Information — Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso and Mr. Roberts), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft while retired, remains active in the profession and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Election of Directors". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met five times in 2009.

Compensation Committee

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Davis, Mr. Leiderman and Mr. Stockford). The Compensation Committee met five times in 2009.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso, Mr. Roberts and Mr. Voutilainen). The Corporate Governance Committee met four times in 2009.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is responsible for, among other things:

  •
  monitoring and reviewing health, safety and environmental policies, principles, practices and processes;

  •
  overseeing health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to health, safety and the environment.

        The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee charter provides that a majority of the members of the Committee be unrelated and independent.

        The Health, Safety and Environment Committee is comprised of four outside directors who are unrelated to and independent from the Company (currently Mr. Stockford (Chair), Mr. Davis, Mr. Nasso and Mr. Voutilainen) and one non-independent director (Mr. Scherkus, President and Chief Operating Officer of the Company). The Health, Safety and Environment Committee met four times in 2009.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

 APPENDIX B

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Stock Option Plan of the Company be amended by deleting "19,000,000" in the first sentence in section 4 and substituting it with "22,000,000";

2.
The Stock Option Plan of the Company be amended by deleting the "." at the end of paragraph 4(b)(ii), replacing it with "; and" and adding the following paragraph, following paragraph 4(b)(ii):

  "(c) Notwithstanding section 4(a),

    (i)
    the number of Shares which may be reserved for issuance to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

    (ii)
    the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.";

3.
The Stock Option Plan of the Company be amended by deleting the reference to "six months" in paragraph 7(d)(iii) and replacing it with "twelve months"; and

4.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

 APPENDIX C

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

  "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

  "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

  "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

  "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

  "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

  "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

  "Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

  "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

        If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

  "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

  "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

  "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

  "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

  "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

  "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 22,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation;

  (b)
  notwithstanding section 4(a), the maximum number of Shares which may be reserved for issuance to any one non-executive director pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall not exceed the lesser of:

  (i)
  1% of the Outstanding Issue; and

  (ii)
  an annual equity award value of $100,000 per such non-executive director; and

  (c)
  Notwithstanding section 4(a),

  (i)
  the number of Shares which may be reserved for issuance to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of Outstanding Issue; and

  (ii)
  the number of Shares issued to insiders of the Corporation pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the Outstanding Issue.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  twelve months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to

    Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations:    The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.   Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.   Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.   Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

  (v)
  any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

  (vi)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

  (vii)
  amendments necessary to suspend or terminate the Plan; or

  (viii)
  any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option held by an insider of the Corporation;

  (iv)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan;

  (v)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

  (vi)
  amend the participation limits in section 4(b); or

  (vii)
  grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders

 APPENDIX D

ARTICLES OF AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Articles of Amalgamation of the Company be amended by deleting "12" in the box setting out the maximum number of directors in item 3 of the Articles of Amalgamation and substituting it with "15";

2.
The board of directors of the Company is hereby authorized to set the number of the directors of the Company within the minimum and maximum numbers set out in the Articles of Amalgamation of the Company; and

3.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

D-1

QuickLinks

NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
SECTION 3: COMPENSATION AND OTHER INFORMATION
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B STOCK OPTION PLAN RESOLUTION
APPENDIX C AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN
APPENDIX D ARTICLES OF AMALGAMATION RESOLUTION